FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated July 27, 2020 of Diana Shipping Inc. (the "Company") announcing the Company’s financial results for the second quarter and six months ended June 30, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: July 27, 2020	By:	/s/ Ioannis Zafirakis
Ioannis Zafirakis
Interim Chief Financial Officer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Interim Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2020

ATHENS, GREECE, July 27, 2020 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, today reported a net loss of $10.8 million and a net loss attributed to common stockholders of $12.2 million for the second quarter of 2020, including a $2.6 million impairment loss. This compares to a net loss of $1.3 million and net loss attributed to common stockholders of $2.7 million reported in the second quarter of 2019.
Time charter revenues were $41.0 million for the second quarter of 2020, compared to $55.4 million for the same period of 2019. The decrease in time charter revenues was mainly due to decreased revenues due to the sale of six vessels in 2019 and one vessel in 2020 and also due to decreased average time charter rates that the Company achieved for its vessels during the quarter.
Net loss for the six months ended June 30, 2020 amounted to $113.6 million and net loss attributed to common stockholders amounted to $116.5 million, including a $95.7 million impairment loss and $1.1 million loss from sale of vessels. This compares to net income of $1.7 million and net loss attributed to common stockholders of $1.2 million for the first half of 2019. Time charter revenues were $84.7 million for the first half of 2020, compared to $115.7 million for the same period of 2019.

	Fleet Employment Profile (As of July 24, 2020)
	Diana Shipping Inc.’s fleet is employed as follows:
	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
	BUILT DWT

	14 Panamax Bulk Carriers
1	OCEANIS		$9,200	5.00%	Phaethon International Company AG	9-Jan-20	9-Jan-21 - 24-Mar-21
	2001 75,211
2	PROTEFS	A	$9,900	5.00%	Phaethon International Company AG	30-Nov-19	1-Jan-21 - 31-Mar-21	1,2
	2004 73,630
3	CALIPSO	A	$4,750	5.00%	Uniper Global Commodities SE, Düsseldorf	13-Apr-20	28-May-20	3
			$8,250	5.00%		28-May-20	15-Oct-20 - 31-Dec-20
	2005 73,691
4	NAIAS	A	$10,000	5.00%	Phaethon International Company AG	26-Jan-19	26-Dec-20 - 10-Apr-21
	2006 73,546
5	ARETHUSA	A	$9,150	5.00%	Ausca Shipping Limited, Hong Kong	2-May-19	26-May-20
			$5,500	5.00%	Oldendorff GmbH & Co. KG, Luebeck	1-Jun-20	26-Jul-20	4,5
	2007 73,593
6	CORONIS		$8,000	5.00%	Koch Shipping Pte. Ltd., Singapore	20-Feb-20	5-Nov-20 - 4-Jan-21
	2006 74,381
7	MELIA		$10,750	4.75%	Cargill International S.A., Geneva	13-Feb-20	28-Apr-20	6,7,8
	2005 76,225
8	ARTEMIS		$10,150	5.00%	Koch Shipping Pte. Ltd., Singapore	28-Nov-19	13-Aug-20 - 28-Oct-20
	2006 76,942
9	LETO		$13,000	5.00%	Uniper Global Commodities SE, Düsseldorf	31-May-19	21-May-20
			$9,000	4.75%	Cargill International S.A., Geneva	21-May-20	15-Jul-21 - 30-Sep-21
	2010 81,297
10	SELINA	B	$4,750	4.75%	Cargill International S.A., Geneva	27-Mar-20	20-May-20	9
			$11,000	5.00%	ST Shipping and Transport Pte. Ltd., Singapore	5-Jul-20	5-Jul-21 - 5-Sep-21
	2010 75,700
11	MAERA	B	$9,450	5.00%	Glencore Agriculture B.V., Rotterdam	27-Mar-19	11-Jun-20
			$8,600	5.00%	Ausca Shipping Limited, Hong Kong	11-Jun-20	1-Jul-21 - 30-Sep-21
	2013 75,403
12	ISMENE		$10,800	5.00%	Phaethon International Company AG	10-Jan-20	10-Feb-21 - 25-Apr-21
	2013 77,901
13	CRYSTALIA	C	$10,500	5.00%	Glencore Agriculture B.V., Rotterdam	2-Mar-19	22-May-20
			$8,750	5.00%		22-May-20	1-Jul-21 - 30-Sep-21
	2014 77,525
14	ATALANDI	C	$12,250	5.00%	Uniper Global Commodities SE, Düsseldorf	9-Jul-19	14-Jun-20
			$9,300	5.00%		14-Jun-20	14-Jul-21 - 14-Oct-21
	2014 77,529

	5 Kamsarmax Bulk Carriers
15	MAIA	D	$11,200	5.00%	Aquavita International S.A.	31-Jan-20	31-Mar-21 - 15-Jun-21
	2009 82,193
16	MYRSINI	D	$11,500	5.00%	Ausca Shipping Limited, Hong Kong	4-Dec-19	4-Jan-21 - 19-Mar-21	10
	2010 82,117
17	MEDUSA	D	$11,000	4.75%	Cargill International S.A., Geneva	16-Nov-19	1-Oct-20 - 16-Dec-20
	2010 82,194
18	MYRTO	D	$14,000	4.75%	Cargill International S.A., Geneva	18-Jul-19	3-Apr-20
			$10,000	4.75%		3-Apr-20	1-Jul-21 - 15-Sep-21
	2013 82,131
19	ASTARTE		$11,750	5.00%	Aquavita International S.A.	18-Jan-20	18-Mar-21 - 2-Jun-21
	2013 81,513
	5 Post-Panamax Bulk Carriers
20	ALCMENE		$4,000	4.75%	Cargill International S.A., Geneva	2-Apr-20	1-Jun-20
			$8,500	4.75%		1-Jun-20	17-Apr-21 - 2-Jul-21
	2010 93,193
21	AMPHITRITE	E	$10,250	5.00%	SwissMarine Pte. Ltd., Singapore	21-Mar-20	6-Apr-21 - 21-Jun-21
	2012 98,697
22	POLYMNIA	E	$11,000	4.75%	Cargill International S.A., Geneva	15-Nov-19	15-Oct-20 - 30-Dec-20
	2012 98,704
23	ELECTRA	F	$10,250	5.00%	Oldendorff Carriers GMBH & Co. KG, Lübeck	21-Nov-19	21-Oct-20 - 21-Dec-20
	2013 87,150
24	PHAIDRA	F	$10,800	5.00%	Uniper Global Commodities SE, Düsseldorf	11-Apr-19	29-May-20
			$9,400	5.00%		29-May-20	29-Apr-21 - 29-Jul-21	11
	2013 87,146
	13 Capesize Bulk Carriers
25	ALIKI		$11,300	5.00%	Koch Shipping Pte. Ltd., Singapore	23-Apr-20	1-Jan-21 - 15-Mar-21	12
	2005 180,235
26	BALTIMORE		$15,000	5.00%	Koch Shipping Pte. Ltd., Singapore	19-May-19	4-Dec-20 - 3-Apr-21	13
	2005 177,243
27	SALT LAKE CITY		$9,750	4.75%	Cargill International S.A., Geneva	24-Mar-19	24-Nov-20 - 24-Feb-21	14
	2005 171,810
28	SIDERIS GS	G	$12,700	5.00%	Oldendorff Carriers GMBH & Co. KG, Lübeck, Germany	7-Mar-20	15-Oct-20 - 31-Dec-20
	2006 174,186
29	SEMIRIO	G	$16,000	4.75%	Cargill International S.A., Geneva	30-Jun-19	30-Sep-20 - 30-Dec-20
	2007 174,261
30	BOSTON	G	$15,300	5.00%	Oldendorff Carriers GMBH & Co. KG, Lübeck, Germany	7-Jun-19	1-Apr-21 - 30-Jun-21
	2007 177,828

31	HOUSTON	G	$10,125	5.00%	Koch Shipping Pte. Ltd., Singapore	17-Feb-19	12-Apr-20
			$6,250	5.00%	C Transport Maritime Ltd., Bermuda	13-Apr-20	13-May-20
			$12,400	5.00%		13-May-20	1-Jul-21 - 30-Sep-21
	2009 177,729
32	NEW YORK	G	$15,500	5.00%	Singapore Marine Pte. LTD., Singapore	7-Jun-19	7-Nov-20 - 22-Jan-21	15
	2010 177,773
33	SEATTLE	H	$16,000	5.00%	SwissMarine Services S.A., Geneva	24-Dec-18	24-Apr-20
			$12,300	5.00%	Pacbulk Shipping Pte. Ltd., Singapore	27-Apr-20	1-Oct-21 - 31-Dec-21
	2011 179,362
34	P. S. PALIOS	H	$6,000	5.00%	C Transport Maritime Ltd., Bermuda	24-Mar-20	28-Apr-20
			$12,050	5.00%		28-Apr-20	9-Apr-21 - 24-Jun-21
	2013 179,134
35	G. P. ZAFIRAKIS	I	$17,000	5.00%	SwissMarine Services S.A., Geneva	31-Dec-18	31-May-20
			$13,200	5.00%	Koch Shipping Pte. Ltd., Singapore	31-May-20	1-Oct-21 - 31-Dec-21
	2014 179,492
36	SANTA BARBARA	I	$17,250	5.00%	Pacbulk Shipping Pte. Ltd., Singapore	28-Dec-19	28-Dec-20 - 28-Feb-21
	2015 179,426
37	NEW ORLEANS		$15,000	4.75%	Cargill International S.A., Geneva	10-Apr-19	10-Aug-20 - 25-Nov-20	16
	2015 180,960
	4 Newcastlemax Bulk Carriers
38	LOS ANGELES	J	$13,250	5.00%	SwissMarine Services S.A., Geneva	6-Mar-19	6-Jun-20
			$14,250	5.00%	Engelhart CTP Freight (Switzerland) SA	6-Jun-20	1-Oct-21 - 31-Dec-21
	2012 206,104
39	PHILADELPHIA	J	$14,500	5.00%	BHP Billiton Freight Singapore Pte. Ltd	5-Feb-20	5-Apr-21 - 5-Jul-21
	2012 206,040
40	SAN FRANCISCO	K	$16,000	5.00%	Koch Shipping Pte. Ltd., Singapore	5-Mar-19	5-Oct-20 - 20-Jan-21
	2017 208,006
41	NEWPORT NEWS	K	$16,500	5.00%	SwissMarine Services S.A., Geneva	25-Feb-19	15-Aug-20 - 25-Sep-20	16
	2017 208,021

* Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1 Vessel off hire for unscheduled maintenance from April 28, 2020 to May 6, 2020.
2 Vessel off hire from June 11, 2020 to July 10, 2020.
3 Vessel on scheduled drydocking from March 9, 2020 to April 13, 2020.
4 Redelivery date based on an estimated time charter trip duration of about 53 days.
5 Vessel sold and expected to be delivered to her new owners at the latest by August 31, 2020
6 Charter included a one-time gross ballast bonus payment of US$107,500.
7 Currently without an active charterparty.
8 Vessel on scheduled drydocking from April 28, 2020 to July 17, 2020.
9 Vessel on scheduled drydocking from May 20, 2020 to June 23, 2020.
10 Vessel off hire for drydocking from March 16, 2020 to May 17, 2020.
11 Vessel off hire for unscheduled maintenance from July 2, 2020 to July 4, 2020.
12 Vessel on scheduled drydocking from January 23, 2020 to April 15, 2020.
13 Vessel off hire for drydocking for about 40.8 days.
14 Vessel currently off hire for drydocking.
15 Vessel off hire for drydocking from February 18, 2020 to April 27, 2020.
16 Based on latest information.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019

STATEMENT OF OPERATIONS DATA (in thousands of US Dollars)
Time charter revenues	$40,975	$55,385	$84,735	$115,686
Voyage expenses	3,827	2,966	7,561	5,739
Vessel operating expenses	20,806	22,892	42,123	45,251
Net income/(loss)	(10,794)	(1,299)	(113,617)	1,676
Net loss attributed to common stockholders	(12,236)	(2,741)	(116,501)	(1,208)
FLEET DATA
Average number of vessels	41.0	45.9	41.4	47.0
Number of vessels	41.0	45.0	41.0	45.0
Weighted average age of vessels	9.5	9.3	9.5	9.3
Ownership days	3,731	4,179	7,532	8,499
Available days	3,507	4,122	7,025	8,398
Operating days	3,446	4,054	6,838	8,317
Fleet utilization	98.3%	98.4%	97.3%	99.0%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$10,593	$12,717	$10,986	$13,092
Daily vessel operating expenses (2)	$5,577	$5,478	$5,593	$5,324

Non-GAAP Measures

(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

The Company’s management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Monday, July 27, 2020.

Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com, and clicking on the webcast link. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 13706603.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company’s vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel, and on the demand for seaborne transportation of bulk products; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
REVENUES:
Time charter revenues	$40,975	$55,385	$84,735	$115,686
EXPENSES:
Voyage expenses	3,827	2,966	7,561	5,739
Vessel operating expenses	20,806	22,892	42,123	45,251
Depreciation and amortization of deferred charges	11,737	12,279	23,284	24,728
General and administrative expenses	6,739	6,110	16,285	13,645
Management fees to related party	497	518	1,014	1,030
Impairment loss	2,556	2,769	95,693	7,519
Loss from sale of vessels	-	2,118	1,078	2,118
Other loss/(gain)	99	(7)	(142)	(67)
Operating income/(loss)	$(5,286)	$5,740	$(102,161)	$15,723

OTHER INCOME / (EXPENSES):
Interest and finance costs	(5,655)	(7,799)	(12,009)	(15,503)
Interest income	203	785	639	1,501
Loss from equity method investment	(56)	(25)	(86)	(45)
Total other expenses, net	$(5,508)	$(7,039)	$(11,456)	$(14,047)

Net income/(loss)	$(10,794)	$(1,299)	$(113,617)	$1,676
Dividends on series B preferred shares	(1,442)	(1,442)	(2,884)	(2,884)
Net loss attributed to common stockholders	(12,236)	(2,741)	(116,501)	(1,208)
Loss per common share, basic and diluted	$(0.14)	$(0.03)	$(1.35)	$(0.01)
Weighted average number of common shares, basic and diluted	85,552,271	96,870,527	86,012,939	98,751,900

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019

Net income/(loss)	$(10,794)	$(1,299)	$(113,617)	$1,676
Other comprehensive loss (Actuarial loss)	(6)	(9)	(13)	(18)
Comprehensive income/(loss)	$(10,800)	$(1,308)	$(113,630)	$1,658

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	June 30, 2020	December 31, 2019*
ASSETS	(unaudited)

Cash, cash equivalents and restricted cash	$101,690	$128,288
Other current assets	28,535	29,751
Vessels, net	763,533	882,297
Other fixed assets, net	21,908	22,077
Investments in related parties	94	1,680
Other non-current assets	9,403	7,187
Total assets	$925,163	$1,071,280

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term debt, net of deferred financing costs	$454,275	$474,951
Other liabilities	23,834	26,265
Total stockholders' equity	447,054	570,064
Total liabilities and stockholders' equity	$925,163	$1,071,280

* The balance sheet data have been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA (unaudited)
	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019

Net cash provided by operating activities	$4,447	$14,830	$11,737	$32,952
Net cash provided by/(used in) investment activities	(1,100)	17,140	(2,264)	20,140
Net cash used in financing activities	$(12,857)	$(23,925)	$(36,071)	$(59,998)